Exhibit 3.1

ARTICLES OF AMENDMENT

Relating to

STOCK SPLIT TRANSACTION

of

SUNSHINE BIOPHARMA, INC

Pursuant to CRS 7-106-105 of the Colorado Corporations and Associations Act

I, Dr. Steve N. Slilaty, President and Chief Executive Officer of Sunshine Biopharma, Inc., (the “Company”), a corporation organized and existing under the Colorado Corporation and Association Act (the “Act”), in accordance with the provisions of Section 7-106-105 thereof, DO HEREBY CERTIFY:

1. That, on June 28, 2024, pursuant to CRS 7-107-104 of the Act, the holder of a majority of the Company’s voting securities approved a reverse stock split of the Company’s Common Stock by a ratio of up to 1-for-60 (the “Reverse Stock Split), with the exact date and ratio to be determined by the Board in its sole discretion, and with such Reverse Stock Split to be effective at the earliest time and date as practicable following the Notice Period and at the discretion and determination of the Board in its sole discretion.

2. That, on June 28, 2024, in accordance with CRS 7-108-202 of the Act, the Board of Directors of the Company adopted a resolution authorizing the Reverse Stock Split.

3. On July 20, 2024, the Board of Directors adopted the ratio of the reverse stock split to be one (1) share of Common Stock for every twenty (20) shares of Common Stock previously issued and outstanding.

4. That said resolution of the Board of Directors of the Company authorizing the Reverse Stock Split of the Company’s Common Stock, provides that Article II of the Company’s Articles of Incorporation, as amended, shall not be amended as a result of the Reverse Stock Split, but shall remain as stated herein below. Effective as of the open of business on August 7, 2024 (the “Effective Time”), the filing of this Amendment shall effect a reverse stock split pursuant to which each twenty (20) shares of Common Stock issued and outstanding shall be combined into one (1) validly issued, fully paid and nonassessable share of Common Stock. The number of authorized shares and the par value of the Common Stock and Preferred Stock shall not be affected by the Reverse Stock Split. The Company shall not issue fractional shares to shareholders holding less than one (1) share of Common Stock as a result of the Reverse Stock Split. Rather, all fractional shares held by shareholders holding less than one (1) share of Common Stock will be rounded up.

And the first paragraph of Section 1 of the Article thereof numbered “II” of Attachment 1 to the Articles of Incorporation shall remain as stated, including the following:

“Section 1. Number: The amount of the total authorized capital stock of the corporation shall be three billion thirty million (3,030,000,000) shares consisting of Three Billion (3,000,000,000) shares of Common Stock, $0.001 par value per share, and Thirty Million (30,000,000) shares of Preferred Stock, par value $0.10 per share, consisting of Twenty Nine Million (29,000,000) undesignated shares of Preferred Stock, $0.10 par value per share and One Million (1,000,000) shares of Series “B” Preferred Stock, par value $0.10 per share, the designations, preferences, limitations and relative rights of the shares of each such class are as follows:”

(Balance to remain as previously stated)

4. That in accordance with the Colorado Corporations and Associations Act these Articles of Amendment shall be effective on August 7, 2024, at market open.

IN WITNESS WHEREOF, I have executed and subscribed these Articles of Amendment on behalf of the Company and do affirm the foregoing as true this 31st day of July 2024.

By:	/s/ Steve N. Slilaty
Dr. Steve N. Slilaty President and Chief Executive Officer